SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision to Dispose Treasury Shares

1. Number of shares to be disposed	Common Shares	106,657
	Other Shares	—
2. Share Price for Disposal (KRW)	Common Shares	59,500
	Other Shares	—
3. Estimated Total Amount (KRW)	Common Shares	6,346,091,500
	Other Shares	—
4. Period of Disposal		From March 11, 2026, to May 20, 2026
5. Purpose of Disposal		Payment of FY2025 long-term incentives to the Representative Director, inside directors, and executive officers, and stock-based compensation to outside directors
6. Method of Disposal		Over-the-counter disposal
7. Number of Treasury Shares before Disposal		10,925,239 (4.34% of total shares)
8. Date of Resolution		March 10, 2026
9. Additional details relevant to investment consideration		Item 3 above is calculated based on the closing price of the day before the Board resolution, thus the actual disposal amount may vary based on the closing price on the date of disposal.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader